Exhibit 99.1

Hi everyone,

My name is Michael Jerch. I am a specialist on the Masterworks acquisitions team.

Our latest offering, “xMxyx xWxhxoxlxex xFxaxmxixlxyx xixsx xfxrxoxmx xPxhxixlxlxyx,” is a monumental 2014 example of Mark Bradford’s topographical-inspired works referred to by the artist as “social abstractions.”

Mark Bradford is one of the most important and influential American artists working today. Notably, he represented the United States in the American Pavilion at the 57th Venice Biennale in 2017, and he was one of the recipients of the prestigious MacArthur Fellowship in 2009, more commonly known as the “Genius Grant.”

To find investment quality works by the artist, our acquisitions team has reviewed over 50 examples from around the world, many of which are priced in excess of $6 million. Of these 50 works, this is the 4th one to be offered on our platform.

As of June 2022, large-scale textured collage works with cartographic characteristics have achieved some of the artist’s highest prices at auction.

“Helter Skelter I,” a monumental example on silver ground, sold for the US equivalent of almost $12 million at Phillips in London on March 18, 2018, and is currently the artist’s top auction record. “Boreas,” a work identical in size to the Offering sold for just over $7.6 million at Christie’s in New York on May 17, 2018 and is Bradford’s third auction record.

Between October 2010 and November 2021, auction sales of works by Bradford similar to the Offering, have increased at an estimated annualized appreciation rate of 19.2%.